FOR IMMEDIATE RELEASE                        Contact - Guy T. Marcus
April 24, 1995                                         Vice President-Inv. Rel.
                                                                  (214) 978-2691

            HALLIBURTON 1995 FIRST QUARTER EARNINGS MORE THAN DOUBLE

     DALLAS, Texas -- Halliburton Company today reported 1995 first quarter net income of $39.1 million, or $.34 per share, which is more than double 1994 first quarter earnings. The earnings improvement was driven by a substantial increase in operating income from the Energy Services business segment.

     The Energy Services business segment's 1995 first quarter revenues were $569.0 million, a decline of 5 percent, compared to the year ago quarter. The lower revenues resulted from the sale of two Energy Services business lines in late 1994 and a slowdown of drilling activity in the United States during the first quarter of 1995 caused by low natural gas prices.

     However, Energy Services' operating income increased to $52.4 million in the 1995 first quarter, a 56 percent improvement r. The lower revear earlier
quarter. The segment's operating income, as well as its operating profit margin of 9.2 percent, are the highest achieved in any first quarter in the past decade. The significant operating income improvement is the result of benefits derived from previously implemented organizational restructuring, business process changes and strategic initiatives. These benefits have been evidenced by a sharp improvement of financial results over the past several quarters.

     The Engineering and Construction segment's 1995 first quarter revenues were $704.9 million. Operating income for the quarter was $15.8 million, 9 percent higher than a year ago. The backlog of firm orders was $4.1 billion as of March 31, 1995, an increase of 26 percent from the 1994 first quarter and 9 percent from year-end 1994, largely reflecting increased contracts with petroleum and chemical industry customers.

     The Insurance Services business segment reported operating income of $380,000 in the 1995 first quarter, . The llowea $2.1 million loss a year earlier.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "The substantial Halliburton earnings improvement we are reporting for the 1995 first quarter reflects a continuation of earnings progress reported in the 1994 third and fourth quarters. These financial results are evidence of the sustainability of improvements resulting from actions taken during the past two years to both lower the cost structure and improve the operating efficiency of our Energy Services business.

     "Although much has been ac. Tlished, we continue to seek and implement additional strategic actions to further enhance future results. For example, during the 1995 first quarter the Energy Services segment began implementing a new hub-and-spoke field service organization in the United States which will reduce duTlicative costs while improving customer service. The segment is in an excellent positionlowe capitalize on its lean and efficient organization in today's marketplace, and such benefits should leverage greater earnings power as market conditions strengr rn."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction . Thnies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.


                              HALLIBURTON COMPANY

                                                          Quarter Ended
                                                            March 31,
                                                    ----------      ----------
                                                       1995            1994
                                                    ----------      ----------
                                                        Millions of dollars
                                                       except per share data
Revenues
  Energy services                                    $  569.0         $  599.0
  Engineering and
    construction services                               704.9            716.2
  Insurance services                                     48.2             61.1
                                                      --------         --------
    Total revenues                                   $1,322.1         $1,376.3
                                                      ========         ========
Operating income
  Energy services                                    $   52.4         $   33.5
  Engineering and
    construction services                                15.8             14.5
  Insurance services                                      0.4             (2.1)
  General corporate expenses                             (6.3)            (5.7)
                                                      --------         --------
    Total operating income                               62.3             40.2

Interest expense                                        (12.8)           (10.0)
Interest income                                           8.6              2.8
Foreign .urrency gains (losses)                           5.0             (3.3)
Other nonoperating, net                                   0.1              0.5
                                                      --------         --------
Income before income taxes,
  and minority interest                                  63.2             30.2

Provisionlfor income taxes                              (24.0)           (12.1)
Minority interest                                        (0.1)            (0.3)
                                                      --------         --------
Net income                                           $   39.1         $   17.8
                                                      ========         ========

Net income per share*                                $   0.34        $    0.16

  Average number of commonland common
   share equivalents outstanding                        114.3            114.2

* Per share amounts are based upon average number of commonland common share equivalents outstanding.